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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2002

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                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's Name into English)

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                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

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    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                           Form 20-F |x| Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

                                 Yes |_| No |x|

      If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-_______


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      October 22, 2002

                                BANCO LATINOAMERCIANO DE EXPORTACIONES, S.A.


                                By: /s/   Pedro Toll
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                                    Pedro Toll
                                    General Manager

                                INDEX OF EXHIBITS

Exhibit 99.(I) -     Cover Letter to Common Stockholders of Banco
                     Latinoamericano de Exportaciones, S.A., dated October 18,
                     2002

Exhibit 99.(II) -    Notice of Special Meeting of Stockholders of Banco
                     Latinoamericano de Exportaciones, S.A., dated October 18,
                     2002

Exhibit 99.(III) -   Proxy Statement for Special Meeting of Stockholders of
                     Banco Latinoamericano de Exportaciones, S.A. to be held on November 18, 2002

Exhibit 99.(IV) -    Proxy Card for Special Meeting